Exhibit 99.1

Hanwha Q CELLS Announces Receipt of Preliminary Non-binding

“Going Private” Proposal

Seoul, South Korea, August 2, 2018 -- Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (NASDAQ: HQCL), a global leading photovoltaic manufacturer of high-performance, high-quality solar modules, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal Letter”), dated August 2, 2018, from Hanwha Solar Holdings Co., Ltd. (“HSH”), a subsidiary of Hanwha Chemical Corporation incorporated in the Republic of Korea, to acquire all of the outstanding shares of the Company not already owned by HSH in a “going private” transaction (the “Proposed Transaction”) for a cash consideration of US$9.00 per American Depositary Share (“ADS”, each ADS representing fifty ordinary shares) or US$0.18 per ordinary share. A copy of the Proposal Letter is attached hereto as Exhibit A.

The Board intends to form a special committee consisting of independent directors to consider this proposal. The Company cautions its shareholders and others considering trading in its securities that the Board just received the the Proposal Letter and has not made any decisions with respect thereto. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

The Company does not undertake any obligation to provide any updates with respect to the Proposed Transaction or any other transaction except as required by applicable law.

About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-performance, high-quality solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ) with its diverse international manufacturing facilities in Malaysia and China. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large-scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnerships to its customers in the utility, commercial, governmental and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://www.hanwha-qcells.com.

Safe Harbor Statement

This announcement contains forward-looking statements that are not statements of historical fact. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit A

August 2, 2018

The Board of Directors

Hanwha Q CELLS Co., Ltd. (the “Company”)

Hanwha Building,

86 Cheonggyecheon-ro,

Jung-gu, Seoul, Korea

Dear Sirs:

We, Hanwha Solar Holdings Co., Ltd. (the “Buyer”), are pleased to submit this preliminary non-binding proposal to the board of the directors of the Company (the “Board”) to acquire all of the outstanding ordinary shares (“Shares”) of the Company not already owned by us in a going-private transaction pursuant to the provisions of Part XVI of the Companies Law (as amended) of the Cayman Islands (the “Transaction”). The Buyer currently beneficially owns approximately 94.0% of the Shares of the Company.

We believe that our proposal of US$0.18 in cash per Share, or US$9.00 in cash per American Depositary Share of the Company (“ADS”, each representing 50 Shares), will provide a very attractive opportunity to the Company’s shareholders. This purchase price represents a premium of approximately 35.7% to the Company’s closing price on August 1, 2018.

The preliminary terms and conditions upon which we are prepared to pursue the Transaction are set forth below. We are confident in our ability to consummate the Transaction as outlined in this letter.

1.       Transaction. The Transaction will be in the form of a short-form statutory merger of the Company with the Buyer in accordance with section 233 of the Companies Law (as amended) of the Cayman Islands. Pursuant to section 233(7) of the Companies Law (as amended) of the Cayman Islands, a short-form statutory merger refers to the merger of a parent company with one or more of its subsidiaries to form a single surviving company.

2.       Purchase Price. Our proposed consideration payable for the Shares acquired in the Transaction will be US$0.18 per Share, or US$9.00 per ADS, in cash.

3.       Financing. We intend to finance the Transaction with cash contributions or a shareholder loan from our parent company, Hanwha Chemical Corporation. We expect definitive commitments for the required funding, subject to terms and conditions set forth therein, to be in place when Definitive Agreement (as defined below) are signed. We are confident that we can timely secure adequate financing to consummate the Transaction.

4.       Due Diligence. Given our existing ownership interest, our own due diligence will be done in an efficient manner. We have appointed Citigroup Global Markets Korea Securities Limited as our financial advisor and Cleary Gottlieb Steen & Hamilton LLP as our U.S. legal counsel and Walkers as our Cayman Islands legal counsel to assist us with the due diligence.

5.       Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) expeditiously. This proposal is subject to execution of the Definitive Agreements. Given that the Transaction will be implemented in a short-form merger, we expect the Definitive Agreements to be straight forward.

6.       Confidentiality. We will, as required by law, promptly file an amendment to our Schedule 13D to disclose this letter. We are sure you will agree with us that it is in both of our interests to ensure that we proceed our discussions relating to the Transaction in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.       Process. We believe that the Transaction will provide superior value to the Company’s shareholders as compared to remaining a publicly traded company. We understand that a written merger plan will need to be approved by the boards of directors of the Buyer and the Company under section 233 of the Companies Law (as amended) of the Cayman Islands. In addition, we understand that the Transaction will need to be approved by a majority of the independent directors of the Company under the terms of the Shareholder Agreement dated as of December 8, 2014 between the Company and the Buyer. As such, it is our expectation that the Board will appoint a special committee of independent directors to consider this proposal and make a recommendation to the Board based on its independent evaluation of our proposal. Once the Board approves the Transaction based on the recommendation of the independent directors of the Company, we expect to consummate the Transaction after delivering the required disclosure documents (including the written merger plan) to the shareholders. In considering the proposed Transaction, you should be aware that we are interested only in acquiring the outstanding Shares we do not already own, and that we do not intend to sell our stake in the Company to a third party.

8.       No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Transaction. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, we would like to express our commitment to working together with you to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to speaking with you.

Sincerely,

Hanwha Solar Holdings Co., Ltd.

By:	/s/ Sang-Heum Han
Name:	Sang-Heum Han
Title:	Director